Filed by TELUS Corporation
                                                    Pursuant to Rule 425
                                                    under the Securities Act

                                                    Subject Company:
                                                    Clearnet Communications Inc.

October 17, 2000

               TELUS begins trading on the New York Stock Exchange

Burnaby, B.C. - In an historic step, TELUS Corporation non-voting shares began trading on the New York Stock Exchange (NYSE) this morning under the ticker symbol "TU".

The milestone follows the announcement that TELUS has made an offer to acquire national Canadian wireless company Clearnet in the largest telecommunications industry acquisition in Canadian history. The current expiry date of the offer is October 19 at 12:01 a.m.

TELUS president and CEO, Darren Entwistle rang the opening bell this morning to mark the first day of TELUS trading on the NYSE.

"By listing our non-voting shares on the NYSE, TELUS makes access to our shares much easier for U.S. investors," said Entwistle.

A key part of the Clearnet acquisition involves the issuance of 53.9 million TELUS non-voting shares as half-consideration in the deal. The NYSE listing takes advantage of the incremental 91 per cent increase in non-voting shares outstanding.

"TELUS has moved very quickly to meet its commitment to Clearnet shareholders that we would list our shares on the NYSE," adds Entwistle. "I know TELUS's growth strategy of becoming the Canadian leader in wireless data and Internet services, combined with today's historic NYSE listing will appeal to new investors and to Clearnet investors who may choose to hold or increase their TELUS position when the deal is finalized."

TELUS Corporation (TSE: T, T.A; NYSE: TU) is one of Canada's leading telecommunications companies providing a full range of communications products and services that connect Canadians to the world. The company reported $5.9 billion in revenues in 1999 and is the premier service provider in Western Canada. TELUS also provides voice, data, Internet, advertising and wireless services to Central and Eastern Canada. With the purchase of QuebecTel and a $6.6 billion offer to acquire national wireless service provider Clearnet Communications Inc., TELUS is rapidly strengthening its position as a leading national service provider. For more information about TELUS, visit www.telus.com.

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Note: Photos and video are available via Associated Press/New York
(212/621-1902). The opening bell (starting at 9:25 a.m.) feed can be accessed by
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6.2 and 6.8 and by fiber line at Waterfront #1630. A re-broadcast of the NYSE
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3:55 p.m.) and can be accessed by fiber line at Waterfront #1630.

For more information, please contact:

Doug Strachan              Patricia Bowles               John Wheeler
Media relations            Corporate Communications      Investor Relations
(604) 432-2663 (office)    (604) 329-0039 (cellular)     (780) 493-7310 (office)
1-800-892-8250 (pager)